

U.S. S[illegible] COMMISSION
[illegible]549

C M

ANNUAL AUDITED REPORT FORM X-17A-5 PART IIB

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52352

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse Capital LLC

Official Use Only
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe (212) 538-3501
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York	New York	10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-12(n).*



CREDIT SUISSE CAPITAL LLC

(S.E.C. I.D. NO. 885352)

Statement of Financial Condition
And Supplemental Schedule
As of December 31, 2009
And Independent Auditors' Report
And Supplemental Report
On Internal Control

PUBLIC DOCUMENT

Pursuant with Rule 17a-12(c)
Under the Securities Exchange Act of 1934



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Capital LLC:

We have audited the accompanying statement of financial condition of Credit Suisse Capital LLC (the Company), as of December 31, 2009, that you are filing pursuant to Rule 17a-12 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse Capital LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-12 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

KPMG LLP

February 26, 2010

CREDIT SUISSE CAPITAL LLC
Statement of Financial Condition
December 31, 2009
(In thousands)

ASSETS

Cash and cash equivalents	$	432,581
Securities borrowed from affiliates		3,419,885
Receivables:		
Affiliates		27,423
Brokers, dealers and other		473,444
Financial instruments owned (of which $9,143,115 was encumbered):		
Corporate debt		4,757
Equities		13,814,445
Derivatives contracts		1,823,591
Hybrid OTC instruments		1,049,532
Mutual funds		194,310
Loans		3,627,205
Other assets		42,812
Total assets	$	24,909,985

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings from affiliates	$	7,024,057
Securities loaned to affiliates		9,440,936
Payables:		
Affiliates and parent		303,786
Brokers, dealers and other		2,425,613
Financial instruments sold not yet purchased:		
Equities		3,805,709
Derivatives contracts		668,136
Other liabilities		233,370
Subordinated borrowings		115,000
Total liabilities		24,016,607
Member's Equity:		
Member's contributions		737,600
Accumulated earnings		155,778
Total member's equity		893,378
Total liabilities and member's equity	$	24,909,985

See accompanying notes to the statement of financial condition.

CREDIT SUISSE CAPITAL LLC
Notes to Statement of Financial Condition
December 31, 2009

1. Organization and Description of Business

Credit Suisse Capital LLC ("the Company"), is a wholly owned subsidiary of Credit Suisse Capital Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Credit Suisse (USA), Inc., and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") Derivatives Dealer, which is a special category of broker-dealer engaged in an OTC derivatives business. As an OTC Derivatives Dealer, the Company calculates its regulatory capital charges pursuant to Appendix F of SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Exchange Act") using the Company's internal value at risk model. The Company transacts OTC derivative contracts with corporate clients, high-net worth individuals and affiliates.

As part of its OTC derivatives business the Company enters into option transactions including collars, forward transactions including variable prepaid forwards ("VPFs") and swap transactions including interest rate swaps, credit default swaps and total return swaps.

Options

The Company writes option contracts to meet customer needs and for economic hedging purposes. These written options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments. Such purchases and sales may include equity or fixed income securities, forward and futures contracts and options.

The Company purchases options to meet customer needs and for economic hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument, at a fixed price on or before a specified date. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy and, if necessary, collateral is obtained. The Company economically hedges its exposure from purchased options by buying or selling the underlying positions.

The Company enters into collars, whereby a customer buys a put option on a stock and finances it with the sale of a call option at the same or higher strike price. To mitigate the credit risk the Company receives collateral. The Company economically hedges the exposure from collar transactions by shorting equities. Collars, written options and purchased options are carried at fair value and are included in derivatives contracts on the statement of financial condition.

1. Organization and Description of Business (Continued)

Forwards

VPFs are a form of OTC hybrid transaction pursuant to which the Company purchases a variable number of shares of common stock from a customer on a forward basis. At inception, the Company pays the customer a dollar amount based on the underlying value of the common stock. At the maturity of the transaction, the Company receives a variable number of shares (or an amount in cash equal to the value of such variable number of shares, with a maximum share cap) from the customer based on the market price of the shares at maturity. VPFs allow customers to monetize their stock position and provide market risk protection through an equity collar that, among other things, protects the customer against decreases in the value of the underlying common stock. The customer pledges the underlying shares to the Company as collateral for the VPF. VPF transactions expose the Company to market risk to the extent the underlying stock price decreases below a pre-determined price. In order to economically hedge this risk, the Company employs strategies which include selling the underlying stocks short.

The VPFs are generally long-dated and have original maturities of three to ten years. All VPFs entered into prior to July 1, 2003 are included in hybrid OTC instruments in financial instruments owned in the statement of financial condition and had a fair value of $1.0 billion as of December 31, 2009. All of the Company's VPFs entered into after June 30, 2003, meet the definition of a derivative and are reported as derivative contracts on the Company's statement of financial condition and had a fair value of $1.6 billion as of December 31, 2009. All VPFs are carried at fair value.

Futures

Futures contracts are standardized, transferable, exchange-traded contracts that require delivery of the underlying at a specified price, on a specified future date. The Company transacts in interest rate futures and equity futures. For futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the statement of financial condition.

Swaps

Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet obligations when due.

Total return swaps are contractual agreements where the Company agrees to pay a customer the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows, such as the London Interbank Offered Rate ("LIBOR"). The underlying assets for total return swaps include corporate debt, equity securities, loans and mutual funds. The exposure from these transactions is hedged by purchasing the underlying asset.

Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity.

2. Summary of Significant Accounting Policies

Use of estimates. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. The reported amounts of assets and liabilities as of the date of the statement of financial condition are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

Securities borrowed from/Securities loaned to affiliates. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced to or received from an affiliate. For securities borrowed transactions, the Company deposits cash or other collateral with the lender. For securities loaned transactions, the Company receives cash or other collateral from the borrower generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Receivables from brokers, dealers and other/Payables to brokers, dealers and other. Receivables from brokers, dealers and other include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), accrued dividends and interest, margin due on futures contracts and cash collateral deposits due from counterparties. Payables to brokers, dealers and other include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), accrued dividends and interest and cash collateral deposits due to counterparties. In addition, the net receivable or payable arising from unsettled securities trades is included in either receivables from brokers, dealers and other or payables to brokers, dealers and other.

Fair value of financial instruments. The Company's financial instruments are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis with the exception of loans, which are recorded on a settlement date basis. For more information on fair value see Note 3.

Derivatives contracts. All derivatives contracts are carried at fair value in the statement of financial condition. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. In addition, the fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net.

Hybrid OTC instruments. Certain contracts or securities which do not meet the definition of a derivative in their entirety are referred to as hybrid OTC instruments and are carried at fair value in the statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Deferred taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax asset represents the net deferred tax asset, included in other assets, in the statement of financial condition. The federal deferred tax asset calculated each year is settled through the intercompany accounts at the balance sheet date and was included in other liabilities in the statement of financial condition. See Note 13 for more information.

The FASB establishes Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("Codification" or "ASC") as the single authoritative source of US Generally Accepted Accounting Principles ("US GAAP"). The Codification became effective July 1, 2009 and supersedes all existing non Securities and Exchange Commission ("SEC") accounting and reporting standards. Under the Codification, the FASB will not issue new accounting standards in the form of FASB standards, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue Accounting Standards Updates ("ASUs") which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification.

The Codification is not intended to change US GAAP, but it changes the manner in which authoritative accounting guidance is organized, presented and referenced. This statement of financial condition includes references only to the Codification topics.

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 815 - Derivatives and Hedging

In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedged items are accounted for under the Codification; and iii) how derivative instruments and related hedged items affect an entity's financial position.

The ASU requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements. The ASU mandates additional disclosures and, as such, did not impact the Company's financial position. The Company adopted the ASU as of January 1, 2009. See Note 7 for more information.

2. Summary of Significant Accounting Policies (Continued)

ASC Topic 820 - Fair Value Measurements and Disclosures

In August 2009, the FASB issued ASU 2009-05, "Measuring Liabilities at Fair Value" ("ASU 2009-05"), an update to ASC 820, "Fair Value Measurements and Disclosures". ASU 2009-05 provides clarification on how a liability is to be measured when a quoted price in an active market for an identical liability is not available. In addition, ASU 2009-05 provides clarification that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

ASU 2009-05 is effective for the first reporting period beginning after issuance, however early application is permitted. The adoption of ASU 2009-05 on December 31, 2009 did not have a material impact on the Company's financial condition.

In April 2009, the FASB provided additional guidance regarding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and for identifying transactions that are not orderly. The ASU has additional disclosure requirements.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Company's financial condition.

ASC Topic 855 - Subsequent Events

In May 2009, the FASB updated accounting guidance regarding subsequent events. The update provides additional guidance on: (i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have an impact on the Company's financial condition.

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

ASC Topic 860 - Transfer and Servicing

In December 2009, the FASB issued ASU 2009-16, "Accounting for Transfer of Financial Assets" ("ASU 2009-16"). ASU 2009-16 was issued to update the Codification for the June 2009 issued Statement of Financial Accounting Standards No. 166, "Accounting for Transfer of Financial Assets - an amendment of FASB Statement No. 140", which previously had not been incorporated into the Codification. ASU 2009-16 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a qualifying special-purpose entity. ASU 2009-16 also changes the requirements for derecognizing financial assets.

ASU 2009-16 is effective for annual periods that begin after November 15, 2009 (January 1, 2010 for the Company) and for interim and annual reporting periods thereafter. As this standard applies to prospective

2. Summary of Significant Accounting Policies (Continued)

transactions entered into after the effective date and generally relates to whether transactions will be recognized as sales or secured financings for accounting purposes but will not change the economics of the underlying transactions, the Company does not believe that its financial condition will be materially impacted by the adoption of ASU 2009-16.

ASC Topic 820 - Fair Value Measurements and Disclosures

In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), an update to ASC 820. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the reporting entity should expand its disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for fiscal years beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such will not impact the Company's financial position.

3. Fair Value of Assets and Liabilities

The fair value of the majority of the Company's assets and liabilities is based on quoted prices in active markets or observable inputs. These instruments include most investment-grade corporate debt, most high-yield debt securities, exchange traded and certain OTC derivative instruments, hybrid OTC instruments, loans, mutual funds and listed equity securities.

In addition, the Company holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, certain OTC derivatives and hybrid OTC instruments. Valuation techniques for certain of these instruments are described more fully below.

Deterioration of financial markets could significantly impact the fair value of these financial instruments and the Company's financial condition.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit

3. Fair Value of Assets and Liabilities (Continued)

quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty's credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Company's own credit spreads (known as debit valuation adjustments) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Company's and the counterparty's credit standing is considered when measuring their fair value, based on current credit default swap prices. The adjustments also take into account contractual factors designed to reduce the Company's credit exposure to a counterparty, such as collateral held and master netting agreements.

In April 2009, the FASB expanded the disclosure requirements for the Company's reporting of assets and liabilities measured at fair value on all levels for December 31, 2009.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

3. Fair Value of Assets and Liabilities (Continued)

Quantitative Disclosures of Fair Values

Following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

Fair value of assets and liabilities

December 31, 2009	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Impact of netting[1]	Total at fair value
			(In thousands)		
Assets					
Cash instruments:					
Corporates	$ —	$ 4,757	$ —	$ —	$ 4,757
Loans	—	3,317,711	309,494	—	3,627,205
Hybrid OTC instruments	—	800,173	249,359	—	1,049,532
Total debt	—	4,122,641	558,853	—	4,681,494
Accommodation and food services	113,911	—	—	—	113,911
Agriculture, forestry, fishing and hunting	150,022	1,896	—	—	151,918
Construction	63,532	—	—	—	63,532
Finance and insurance	3,291,320	12,288	—	—	3,303,608
Health care and social assistance	355,952	23,364	—	—	379,316
Information	1,031,398	5,057	—	—	1,036,455
Manufacturing	4,492,959	123,354	—	—	4,616,313
Mining, quarrying, and oil and gas extraction	1,212,848	43,058	—	—	1,255,906
Other services (except public administration)	82,518	—	—	—	82,518
Professional, scientific, and technical services	755,818	51,536	—	—	807,354
Real estate and rental and leasing	322,734	115,953	—	—	438,687
Retail trade	524,973	13,564	—	—	538,537
Transportation and warehousing	648,482	8,188	—	—	656,670
Utilities	385,742	—	—	—	385,742
Wholesale trade	68,705	—	—	—	68,705
Other	88,819	20,764	—	—	109,583
Total equity	13,589,733	419,022	—	—	14,008,755
Total cash instruments	13,589,733	4,541,663	558,853	—	18,690,249
Derivatives contracts	50,377	1,780,417	864,514	(871,717)	1,823,591
Other assets	—	39,104	—	—	39,104
Total assets at fair value	$ 13,640,110	$ 6,361,184	$ 1,423,367	$ (871,717)	$ 20,552,944

3. Fair Value of Assets and Liabilities (Continued)

December 31, 2009	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Impact of netting[1]	Total at fair value
			(In thousands)		
Liabilities					
Cash instruments:					
Finance and insurance	604,360	—	—	—	604,360
Health care and social assistance	51,932	—	—	—	51,932
Information	142,162	—	—		142,162
Manufacturing	421,606	—	—	—	421,606
Mining	457,442	—	—	—	457,442
Professional, scientific, and technical services	471,154	—	—	—	471,154
Real estate and rental and leasing	79,586	—	—	—	79,586
Retail trade	169,238	—	—	—	169,238
Transportation and warehousing	975,498	—	—	—	975,498
Utilities	373,811	—	—	—	373,811
Other	58,920	—	—	—	58,920
Total equity cash instruments	3,805,709	—	—	—	3,805,709
Derivatives contracts	34,914	1,566,877	153,090	(1,086,745)	668,136
Other liabilities	—	47,293	20,172	—	67,465
Total liabilities at fair value	$ 3,840,623	$ 1,614,170	$ 173,262	$ (1,086,745)	$ 4,541,310

(1) Derivatives contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

Qualitative Disclosures of Valuation Techniques

Assets and liabilities

Cash instruments

The Company's cash instruments consist of interest-bearing securities, loans, hybrids and equity securities. Interest-bearing securities include debt securities. Equity securities include common equity shares and preferred equity shares.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations.

The Company's cash instruments also consist of hybrid OTC instruments which are instruments that do not meet the definition of a derivative in their entirety. The fair values of these instruments are determined on the basis of internally developed proprietary models using various inputs that may be observable or in certain cases unobservable. These inputs include interest rates, underlying stock prices, volatility and dividends.

3. Fair Value of Assets and Liabilities (Continued)

Substantially all of the mutual funds are based on quoted market prices.

For secondary market loans traded over the counter, the Company generally determines fair value utilizing internal valuation techniques. Fair values from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources and may apply matrix pricing for similar loans where no price is observable. If available, the Company may also use quoted prices based on recent trading activity of loans with similar characteristics to the loan being valued.

Derivatives contracts and hybrid OTC's

Positions in derivatives include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives, use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

For further information on the fair value of derivatives as of December 31, 2009 see Note 7.

Fair Value Option

The Company elected fair value for certain of its statement of financial condition captions as follows:

Other assets and liabilities: The Company has elected to account for certain loans that were purchased from hedge funds at fair value. The purchase of these loans failed to meet the legal isolation test for a transfer to have taken place under US GAAP. The Company treats these failed purchases as a financing to the hedge fund and classifies them in other assets in the statement of financial condition. The Company has also elected to account for at fair value certain transactions with an affiliate that result in an exposure to changes in values of referenced loans. These are classified in other liabilities in the statement of financial condition. These activities are managed on a fair value basis, thus fair value accounting is deemed more appropriate for reporting purposes.

Difference between the fair value and the aggregate unpaid principal balance

December 31, 2009 Financial instruments (in thousands)	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
		(In thousands)	
Other assets	$ 39,104	$ 36,401	$ 2,703
Other liabilities	67,465	—	67,465

4. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with other CSG entities. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2009:

ASSETS		(In thousands)
Securities borrowed from affiliates	$	3,419,885
Receivables from affiliates		27,423
Receivables from brokers, dealers and other		51,579
Derivatives contracts		218,265
Deferred tax asset (included in other assets)		3,357
Total assets	$	3,720,509
LIABILITIES		
Short-term borrowings from affiliates	$	7,024,057
Securities loaned to affiliates		9,440,936
Payables to affiliates and parent		303,786
Payables to brokers, dealers and other		9,144
Derivatives contracts		93,757
Taxes payable (included in other liabilities)		69,811
Subordinated borrowings		115,000
Other liabilities		67,465
Total liabilities	$	17,123,956

All of the obligations of the Company are guaranteed by CS USA.

As of December 31, 2009, the fair market value of collateral that the Company pledged to affiliates was $9.2 billion and the fair market value of collateral that the Company received from securities borrowed transactions with affiliates was $3.3 billion.

The Company is included in a consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings. See Note 13 for more information.

All member's equity of the Company is owned by the Parent.

5. Receivables from and Payables to Brokers, Dealers and Other

Amounts receivable from and payable to brokers, dealers and other as of December 31, 2009, consist of the following:

	Receivables	Payables
	(In thousands)	
Unsettled regular-way securities trades and fails	$ 373,978	$ 23,868
Accrued dividends and interest	37,330	14,739
Cash collateral deposits due from/to counterparties	32,457	2,387,006
Other	29,679	—
Total receivables from and payables to brokers, dealers and other	$ 473,444	$ 2,425,613

6. Transfers of Financial Assets

In the normal course of business, the Company's activities include various securities and financial instrument transactions, including options, collars, VPFs, interest rate, credit default and total return swaps. The Company may be required to purchase or sell financial instruments at prevailing market prices, which may not fully cover the obligations of its customers or counterparties. This risk is limited by requiring counterparties to maintain collateral that complies with internal guidelines.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2009:

	December 31, 2009
	(In millions)
Fair value of the assets pledged and assigned as collateral by the Company	$ 9,143
of which was encumbered	9,143
Fair value of the collateral received by the Company with the right to sell or repledge	5,373
of which was sold or repledged	$ 4,472

7. Derivatives Contracts

The Company, as an OTC Derivatives Dealer, is engaged in a broad-based OTC derivatives business. In general, derivatives are contractual agreements that derive their values from the performance of underlying assets, interest rates, or a variety of indices. The Company enters into derivative and certain hybrid transactions for risk management purposes and to provide products for its clients. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. See Note 1 for description of the Company's derivatives business operations.

7. Derivatives Contracts (Continued)

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

As of December 31, 2009	Notional amount	Fair value assets	Fair value liabilities
		(In thousands)	
Swaps	$ 880,400	$ 40,784	$ 20,802
Futures	3,085,934	—	—
Forwards	1,198,925	67,016	17,018
Interest rate products	5,165,259	107,800	37,820
Forwards	4,797,951	1,674,316	10,731
Swaps	32,076,238	544,992	1,146,046
Options bought and sold (OTC)	6,108,231	153,670	112,807
Futures	325,657	—	—
Options bought and sold (exchange traded)	1,796,850	56,563	92,796
Equity/index-related products	45,104,927	2,429,541	1,362,380
Credit products[1]	5,794,325	157,967	354,681
Total gross derivatives contracts	$ 56,064,511	$ 2,695,308	$ 1,754,881
Impact of counterparty netting[2]	—	(641,501)	(641,501)
Impact of cash collateral netting[2]	—	(230,216)	(445,244)
Total derivatives contracts	$ 56,064,511	$ 1,823,591	$ 668,136

(1) Primarily represents total return swaps on loans.
(2) Derivative contracts are reported on a net basis in the statement of financial condition. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

These financial instruments are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and other and payables to brokers, dealers and other, respectively, in the statement of financial condition.

Managing the risks

As a result of the Company's broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors. The Company uses an economic capital limit structure to limit overall risk-taking. The level of risk is further restricted by a variety of specific limits, including controls over trading exposures. Also as part of its overall risk management, the Company holds a portfolio of economic hedges. The Company specifically risk manages its positions with regards to market and credit risk. For market risk it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

7. Derivatives Contracts (Continued)

Credit derivatives

Total return swaps are contractual agreements where the Company agrees to pay a customer the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows, such as the London Interbank Offered Rate ("LIBOR"). The underlying assets for total return swaps are loans. The exposure from these transactions is hedged by purchasing the underlying asset.

8. Subordinated Borrowings and Member's Equity

The Company has a $115 million subordinated financing arrangement with CS USA that matures on March 31, 2016, which bears interest at a floating interest rate that is equivalent to those obtained by CS USA for its long-term borrowings. The effective interest rate for these borrowings as of December 31, 2009 was 1.2%.

The borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and member's equity. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

9. Commitments

The following table sets forth the Company's commitments that are not derivatives, including the current portion as of December 31, 2009:

	Commitment Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments	Collateral received
	(In thousands)					
Unfunded lending commitments[(1)]	$ 106	$ 1,619	$ 299,739	$ 4,724	$ 306,188	$ —
Total commitments	$ 106	$ 1,619	$ 299,739	$ 4,724	$ 306,188	$ —

(1) The Company enters into commitments to extend credit.

10. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. In addition, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. With certain exceptions, these liability recognition requirements apply to any guarantees entered into or modified after December 31, 2002.

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party.

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees as of December 31, 2009 by maturity:

	Amount of Guarantee Expiration Per Period						
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees	Carrying amounts	Collateral received
	(In thousands)						
Performance guarantees....	$ 7,314	$ 2,752	$ 14,112	$ —	$ 24,178	$ 1,806	$ —
Total guarantees	$ 7,314	$ 2,752	$ 14,112	$ —	$ 24,178	$ 1,806	$ —

Performance Guarantees

In the ordinary course of business, the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party based on a third party's failure to perform under an agreement.

The Company provides guarantees in the form of standby letters of credit, which would require the Company to make payments if certain counterparties fail to perform under a non-financial obligation.

11. Net Capital

The Company computes its net capital under Appendix F of SEC Rule 15c3-1, which allows for market risk charges to be calculated using internal value at risk models, under the Exchange Act. As of December 31, 2009, the Company's net capital of $781 million, after allowing for market and credit risk exposure of $57 million and $102 million, respectively, was in excess of the minimum net capital requirement by $761 million. As an SEC registered OTC Derivatives Dealer, the Company does not carry securities accounts for customers and therefore is exempt from the provisions of SEC Rule 15c3-3.

12. Concentrations of Credit Risk

As an OTC Derivatives Dealer, the Company is engaged in various OTC derivative activities servicing a diverse group of institutional investors, affiliates and high net worth individuals. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers and affiliates. These transactions are generally collateralized.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by contracting derivative transactions and loans with customers and dealers. The Company uses various means to manage its credit risk. The credit worthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from substantially all counterparties or for certain types of credit transactions. As of December 31, 2009, the Company did not have any significant concentrations of credit risk.

13. Deferred Taxes

The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company recorded a deferred tax asset of $18.8 million as of December 31, 2009 relating to accrued expenses and investments. As of December 31, 2009, the state and local deferred tax asset of $3.4 million was included in other assets in the statement of financial condition. The federal deferred tax asset of $15.4 million is settled through the intercompany accounts at the balance sheet date and was included in other liabilities in the statement of financial condition.

No valuation allowance is recorded for the federal deferred tax asset of $15.4 million as the amounts were settled through the intercompany accounts. Based on anticipated future taxable income and tax planning strategies that would, if necessary, be implemented, the Company has not recorded a valuation allowance for its net state and local deferred tax assets of $3.4 million as management believes that the state and local deferred tax assets as of December 31, 2009 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the state and local deferred tax asset considered realizable could also be reduced.

The Company remains open to examination from either federal, New York State and New York City jurisdictions for the years 1999 and forward. The Company does not anticipate any settlements that would result in a material change to its statement of financial condition.

14. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as an OTC Derivatives Dealer that would result in a material adverse effect on the Company's financial position.

15. Subsequent Events

The Company has evaluated the potential for subsequent events through the date of issuance of the statement of financial condition on February 26, 2010.

CREDIT SUISSE CAPITAL LLC
Computation of Net Capital
Pursuant to SEC Rule 15c3-1 Appendix F
As of December 31, 2009
(In thousands)

Member's equity	893,378
Subordinated borrowings	115,000
Total	1,008,378
Nonallowable assets and miscellaneous capital charges:	
Nonallowable assets	(63,237)
Other deductions and/or charges	(4,752)
Total	(67,989)
Tentative net capital before market and credit risk exposure	940,389
Market risk exposure	(57,020)
Credit risk exposure	(102,250)
Total	(159,270)
Net capital	781,119
Minimum capital requirement	20,000
Capital in excess of minimum requirements	$ 761,119

NOTE: There are no material differences between the amounts presented above and the amounts included in Credit Suisse Capital LLC's unaudited FOCUS Report as of December 31, 2009 as filed on February 12, 2010. Therefore, no reconciliation of the two computations is deemed necessary.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Capital LLC:

In planning and performing our audit of the statement of financial condition of Credit Suisse Capital LLC (the Company), as of December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-12(h)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-12(h) in making the periodic computations of net capital under rule 15c-3-1 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-12(h)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management of the Company, and the SEC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010